17006147

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-47765 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~DeAWM~~ Deutsche AM Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

| Chicago | IL | 60606-5808 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Tanzil 212-250-6003
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
*(Name – if individual, state last, first, middle name)*

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
MAR - 1 2017
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# Deutsche AM Distributors, Inc.

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
Deutsche AM Distributors, Inc.:

We have audited the accompanying statement of financial condition of Deutsche AM Distributors, Inc. (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Deutsche AM Distributors, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 3, 2017

**Deutsche AM Distributors, Inc.**

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2016

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 160,018,587 |
| Administrative service and distribution fees receivable | | 11,133,753 |
| Commissions receivable | | 296,259 |
| Receivable from affiliates | | 28,297,929 |
| Property, plant & equipment | | 16,275 |
| Other assets | | 1,460,418 |
| Income tax receivable | | 135,175 |
| Deferred tax assets | | 109,585 |
| Total assets | $ | 201,467,981 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Administrative service and distribution fees payable | $ | 13,392,526 |
| Payable to affiliates | | 2,126,958 |
| Income tax payable | | 7,990,695 |
| Compensation payable | | 10,957,497 |
| Accounts payable and accrued expenses | | 6,708,637 |
| Total liabilities | | 41,176,313 |
| Stockholder's equity: | | |
| Common stock: | | |
| Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares | | 1,000 |
| Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares | | 10 |
| Paid-in capital | | 8,648,784 |
| Retained earnings | | 151,641,874 |
| Total stockholder's equity | | 160,291,668 |
| Total liabilities and stockholder's equity | $ | 201,467,981 |

See accompanying notes to financial statement.

**Deutsche AM Distributors, Inc.**

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2016

## (1) Organization and Business

Deutsche AM Distributors, Inc. (the Company) is a wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). DIMA is a wholly owned subsidiary of DB USA Corporation (DB USA), which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. With effect from May 9, 2016 the name of the company was changed from DeAWM Distributors Inc. to Deutsche AM Distributors Inc. The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. From January 1, 2016 – May 23, 2016, the Company claimed an exemption under SEA Rule 15c3-3(k)(1) as it securities activities were limited to serving as a distributor and/or underwriter for certain registered investment companies managed by DIMA. From May 24, 2016 – December 31, 2016, the Company claimed an exemption under SEA Rule 15c3-3(k)(2)(i) as it began distributing Real Estate Investment Trusts (REITs). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

### *(b) Cash and Cash Equivalents*

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

### *(c) Common Stock*

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and Class A voting shares.

***(d) Share-Based Compensation***

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) 718, *Stock Compensation.* Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

***(e) Income Taxes***

The results of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis. Pursuant to a tax sharing agreement, income taxes are computed on a modified separate company basis and the Company is reimbursed on a current basis by an affiliate of Deutsche Bank New York Branch for the benefit generated from any Federal, New York State and New York City tax losses and temporary differences of the Company. The Company will be reimbursed by the affiliate for any subsequent adjustment which results in an increase of such tax benefit (for example, by means of an amended return, claim for refund or following the conclusion of an audit by a taxing authority). In the event of any subsequent adjustment which results in a permanent reduction of the tax benefit that was previously reimbursed by the affiliate (for example, as a result of a disallowance by a tax authority of the tax benefits supporting the deferred tax asset or a reduction in tax rates), the Company is not obligated to repay the affiliate. Rather, the affiliate is entitled to receive future tax benefits from the Company, if any, up to the amount of the loss in tax benefit, free of reimbursement payments to the Company.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes.* Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in the statements of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

Under the Company's accounting policy, interest and penalties recognized in accordance with ASC Topic 740 is classified as interest expense.

***(f) Property, Plant, and Equipment***

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

***(g) Recent Accounting Developments***

**Improvements to Employee Share-Based Payment Accounting (ASC 718).** In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), "*Improvements to Employee Share-Based Payment Accounting*". ASU 2016-09 includes provisions to simplify certain aspects related to the accounting for share-based awards and the related financial statement presentation. This ASU includes a requirement that the tax effect related to the settlement of share-based awards be recorded in income tax benefit or expense in the statement of operations. This change is required to be adopted prospectively in the period of adoption. In addition, the ASU modifies the classification of certain share-based payment activities within the statement of cash flows and these changes are required to be applied retrospectively to all periods presented, or in certain cases prospectively, beginning in the period of adoption. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. Based on past history of settlements, adoption of this ASU is not expected to have a material impact on the Company's financial condition, results of operation, or cash flows.

## (3) Related Party Transactions

The Company is involved in related party transactions with certain of its affiliates.

***Related Party Assets and Liabilities***

The following table sets forth related party assets and liabilities as of December 31, 2016, as included in the statement of financial condition:

| | |
|---|---|
| Assets | |
| Receivable from affiliates | $ 28,297,929 |
| Other assets | 26,972 |
| | $ 28,324,901 |
| Liabilities | |
| Payable to affiliates | $ 2,126,958 |
| Accounts payable and accrued expenses | 863 |
| Income taxes payable | $ 7,990,695 |
| | $ 10,118,516 |

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various North American entities.

## (4) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2016 were as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Pension and post retirement benefits | $ | 762,691 |
| Premises and equipment | | 9,003 |
| Deferred compensation | | 2,918,462 |
| Other | | 41,303 |
| Gross deferred tax assets | | 3,731,459 |
| Tax settlement | | (3,621,874) |
| Net deferred tax asset after settlement | $ | 109,585 |

The company utilizes a modified separate company method for its separate company income tax computation. As such, the taxable income of the consolidated tax group of which the Company is a member is considered in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Bank's various strategic initiatives, will generate sufficient taxable income to realize the net deferred tax assets.

During 2014, the Company executed an addendum to the Tax Allocation Agreement whereby it was reimbursed for its federal, state and local deductible temporary differences by an affiliate of Deutsche Bank New York Branch. As of December 31, 2016 and 2015, the cumulative reimbursement was $3,621,874 and $5,302,461, respectively. The decrease in the cumulative reimbursement was $1,680,587.

As of December 31, 2016 the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2016, the consolidated group of which the Company is a member, is under examination by the IRS for 2012 through 2014. New York City is under examination for tax years 2012 through 2014. New York State is under examination for years 2010 through 2012.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable due from other state tax authorities at December 31, 2016 is $135,175. Tax payable to Deutsche Bank New York Branch affiliates at December 31, 2016 is $7,990,695. This amount is comprised of Federal payable of $6,010,260, New York State payable of $335,477, NYC payable of $434,714 and other states payable of $1,210,244.

## (5) Employee Benefit Plans

### Retirement Plans

#### *(a) Defined Benefit Pension Plan*

Along with other affiliates of Deutsche Bank Americas Holding Corp ("DBAH"), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

#### *(b) Defined Contribution Plan – Matched Savings Plan*

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are allowed to contribute up to 40% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

***(c) Share-Based Compensation Plans***

The Company participates in the Deutsche Bank Equity Plan and the Global Share PurchasePlan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specific future dates. The vesting period of the awards is generally from six months to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718, *Compensation-Stock Compensation*, effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches, which is generally from one to three years.

The Bank enters into call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2016, the Company was allocated a gain of approximately $ 0.50 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital in excess of par value.

***(d) Cash Retention Plan***

The company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

## (6) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2016, the Company's net capital, alternative net capital requirement, and excess net capital were $118,023,072, $250,000, and $117,773,072, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

## (7) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 3, 2017, the date the financial statements were available to be issued.